Exhibit 99.1

BRF — Brasil Foods S.A.

Notice to Shareholders

The Board of Directors, in a meeting held on December 17, 2009, approved the distribution of interest on its own capital to shareholders at the rate of R$0.22998523 gross per share.

The payment will begin on February 26, 2010 with withholding tax according to the law in effect.

This payment will be included in compulsory dividends, according to current law.

For further information, please contact:

Investor Relations Department

Av. Escola Politécnica, 760 – 2nd Floor

05350-901 - São Paulo - SP – Brazil

Telephones: (5511) 3718-5301/5306/5465

Fax: (5511) 3718-5297

E-mail: acoes@brasilfoods.com

São Paulo (SP), December 17, 2009

Leopoldo Viriato Saboya

CFO and IRO